Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 17, 2015, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN; NYSE: GRP.U) - Granite REIT and Granite REIT Inc. (“Granite GP”) held their joint annual general meetings of stapled unitholders today, and each of the individuals below was elected as a trustee of Granite REIT and a director of Granite GP.

The vote was conducted by a show of hands. Proxies received by management in advance of the meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Michael Brody	36,089,493	98.87	413,620	1.13	36,140,002	99.01	363,111	0.99
Peter Dey	35,735,219	97.90	767,894	2.10	35,790,305	98.05	712,808	1.95
Barry Gilbertson	35,805,743	98.09	697,370	1.91	35,791,350	98.05	711,763	1.95
Thomas Heslip	36,492,819	99.97	10,294	0.03	36,491,113	99.97	11,969	0.03
Gerald Miller	36,163,590	99.07	339,523	0.93	36,148,886	99.03	354,227	0.97
Scott Oran	36,098,515	98.89	404,598	1.11	36,155,872	99.05	347,241	0.95
G. Wesley Voorheis	36,093,762	98.88	409,351	1.12	36,155,569	99.05	347,544	0.95

					Votes For	%	Votes Withheld	%
The re-appointment of Deloitte LLP, as Auditors of Granite REIT					36,966,408	99.93	27,101	0.07
The re-appointment of Deloitte LLP, as Auditors of Granite GP					36,955,319	99.90	38,189	0.10

A total of 36,995,899 stapled units (78.69% of outstanding stapled units) were represented in person or by proxy at the meetings.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

granitereit.com